As Filed with the Securities and Exchange Commission on August 15, 2014

1933 Act File No. 333 -

1940 Act File No. 811 - 22925

Securities and Exchange Commission

Washington, D.C. 20549

_______________________

Form S-6

________________________

For Registration Under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A. Exact Name of Trust: Elkhorn Unit Trust, Series 1

B. Name of Depositor: Elkhorn Securities, LLC

C. Complete Address of Depositor’s Principal Executive Offices:

Elkhorn Securities, LLC

207 Reber Street
Suite 201
Wheaton, Illinois 60187

D. Name and Complete Address of Agent for Service:

Copies to:
Benjamin T. Fulton Chief Executive Officer Elkhorn Securities, LLC 207 Reber Street Suite 201 Wheaton, Illinois 60187 (630) 384-8714	Morrison C. Warren, Esq. Chapman and Cutler LLP 111 West Monroe Street Chicago, Illinois 60603 (312) 845-3000

It is proposed that this filing will become effective (check appropriate box)

[_] immediately upon filing pursuant to paragraph (b)

[_] on (date) pursuant to paragraph (b)

[_] 60 days after filing pursuant to paragraph (a)(1)

[_] on (date) pursuant to paragraph (a)(1) of rule 485

If appropriate, check the following box:

            [_] This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

E. Title of Securities Being Registered: Units of fractional undivided beneficial interest.

F. Approximate Date of Proposed Sale to Public: As soon as practicable after the effective date of the Registration Statement.

            [_] Check box if it is proposed that this filing will become effective on (date) at (time) pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Elkhorn Unit Trust, Series 1

     Elkhorn CAP-X Achievers Portfolio

Elkhorn Foundation Pure Water Portfolio

Elkhorn Sector Neutral Portfolio of DWA ETFs

[Elkhorn Logo]

Portfolios of securities selected by Elkhorn Securities, LLC

PROSPECTUS

DATED ____________, 2014

You should read this prospectus
and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

OVERVIEW

     Elkhorn Unit Trust, Series 1, is a unit investment trust that consists of the Elkhorn CAP-X Achievers Portfolio (the “CAP-X Achievers Trust”), Elkhorn Foundation Pure Water Portfolio (the “Pure Water Trust”) and Elkhorn Sector Neutral Portfolio of DWA ETFs (the “Sector Neutral Trust”) (collectively, referred to as the “Trusts” and individually as a “Trust”). Elkhorn Securities, LLC (“Elkhorn” or the “Sponsor”) serves as the sponsor of the Trusts.

     In lieu of investing in the Sector Neutral Trust, a direct investment can be made in the underlying exchange-traded funds. These direct investments can be made without paying the sales charge, operating expenses and organizational costs of the Trust.

      The Trusts are scheduled to terminate in approximately two years.

ELKHORN CAP-X ACHIEVERS PORTFOLIO

INVESTMENT OBJECTIVE

    The CAP-X Achievers Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by investing in a portfolio of common stocks of companies that have an increasing level of sales relative to capital expenditures. Capital expenditures are funds used by a company to acquire or upgrade physical assets such as property, industrial buildings, equipment or a new business. As the age of capital assets approaches record highs and companies look to grow their businesses through capital reinvestment, companies increasing capital expenditures may be poised to outperform the broader market. The companies selected for the Trust have been researched and evaluated using data-based screening techniques, fundamental analysis and the judgment of the Sponsor’s research team.

Portfolio Selection Strategy

     To select the portfolio, the Sponsor begins with the [NASDAQ CAP-X Index], which is an index comprised of U.S. exchange-listed equities. The U.S.-listed common stocks held by the Trust may include the common stocks of U.S. and non-U.S. companies. The Index selects issuers that have recently increased capital expenditures, have historically generated high returns on invested capital and meet certain market capitalization and liquidity requirements. Finally, the Sponsor utilizes fundamental analysis to further narrow the universe of securities. The final portfolio includes companies that the Sponsor believes will meet the Trust’s investment objective.

     The Sponsor will also consider a range of factors such as competitive advantage, industry or sector leadership and/or better-than-average growth potential.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the “Inception Date”) or upon the Trust’s termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the “Rollover”). For a more detailed description see “Rollover” in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

ESSENTIAL INFORMATION

Unit price at inception Inception date Termination date Distribution date	$10.00 _____, 2014 ______, 2016 25th day of March, June, September and December (commencing on December 25, 2014, if any)

Record date	10th day of March, June, September and December (commencing on December 15, 2014, if any)

Evaluation time

As of the close of trading of the New York Stock Exchange (normally 4:00 p.m Eastern time. However, on the first day units are sold, the evaluation time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.)

CUSIP Numbers Cash Distributions Standard Accounts Fee Account Cash Reinvested Distributions Standard Accounts Fee Account Reinvest

Ticker	_____________

Minimum investment	$1,000/100 units

PORTFOLIO DIVERSIFICATION
Approximate
Sector	Portfolio Percentage

%
100.00%

Market Capitalization	Approximate
Portfolio Percentage
Small-Cap	%
Mid-Cap
Large-Cap
100.00%
Country

Approximate
Portfolio Percentage
%
100.00%
PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     Price Volatility. The Trust invests in domestic common stocks and U.S.-listed foreign securities. The value of the Trust’s units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trust is not managed, the Trust will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Percentage
	of Public	Amount Per
	Offering	$1,000
Investor Fees	Price(1)	Invested
Initial Sales Fee Paid on Purchase(1)	1.00%	$10.00
Deferred Sales Fee(2)	2.45	24.50
Creation and Development Fee(3)	0.50	5.00

Maximum Sales Load	3.95%	$39.50

Estimated Organization Costs(4)
(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)	$____

Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price	100 Units (5)
Trustee’s Fee	_____%	$_____
Sponsor’s Supervisory Fee	____	____
Evaluator’s Fee	____	____
Bookkeeping and Administrative Fee	____	____
Estimated Other Trust Operating Expenses (6)	____	____
Total	_____%	$_____

(1)	The initial sales fee provided is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”) (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable total sales fee.
(2)	The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of __________ 2015 and __________ 2015 and $0.0816 in ________ 2015. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected upon redemption.
(3)	The C&D Fee compensates the Sponsor for creating and developing the Trust, the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period.
(4)	Estimated organization costs include the Evaluator’s fee paid to an affiliate of the Sponsor.
(5)	Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.
(6)	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but include a licensing fee paid by the Trust to The NASDAQ OMX Group, Inc. (“NASDAQ”) for the use of intellectual property owned by NASDAQ and may include global custody charges.

EXAMPLE

     This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$_____
3 years	$_____
5 years	$_____
10 years	$_____

     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales fee of $0.295 per unit.

Trust PORTFOLIO

Elkhorn Unit Trust, Series 1
Elkhorn CAP-X Achievers Portfolio
As of the Trust Inception Date, ________, 2014
Percentage
Number			of Aggregate	Market	Cost of
of	Ticker		Offering	Value per	Securities to
Shares	Symbol	Issuer	Price	Share (1)	Trust (2)
Common Stocks - 100.00%

Notes to Portfolio

(1)	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $________ and ($____), respectively.
(3)	This is a security issued by a foreign company that trades on a U.S. securities exchange.
(4)	[Others as needed]

PORTFOLIO SECURITIES DESCRIPTIONS

ELKHORN FOUNDATION PURE WATER PORTFOLIO

INVESTMENT OBJECTIVE

    The Pure Water Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by investing in a portfolio of securities selected through the application of a defined investment strategy described below. The Trust may include domestic common stocks, American Depository Receipts (“ADRs”) and U.S.-listed foreign securities. The ADRs and U.S.-listed foreign securities may be from emerging market countries. The Sponsor selects domestic and international companies that it believes are core holdings for a global water portfolio. For purposes of the Trust’s portfolio selection, “pure water companies” are defined as companies that derive more than 50% of their net revenues in the global water industry. Net revenues are total operating revenues less returns, discounts, allowances, excise taxes, insurance charges, sales taxes and value added taxes. The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of water companies, as defined above.

     Elkhorn is committed to supporting the availability of safe drinking water; as a result, Elkhorn will donate a portion of its profits from the Trust to the Elkhorn Foundation, which will distribute the funds to organizations that provide safe water and effective sanitation to those in need.

Portfolio Selection Strategy

The Trust’s portfolio was selected in the following manner:

     The Sponsor begins by identifying a universe of water companies that it believes have a significant focus, based on a percentage of net revenues, generated by the global water industry. The initial universe is identified through research of companies identified in various research reports, websites, regulatory filings and financial databases as connected to the global water business.

     The Sponsor then narrows the universe by identifying companies across the many categories and countries of origin that comprise the global water business for inclusion in the portfolio through qualitative analysis, which may be primarily based on, but not limited to, companies that generate a majority of their net revenue from the global water industry.

     The Sponsor will also consider a range of factors such as competitive advantage, industry or sector leadership and/or better-than-average growth potential.

     The portfolio primarily consists of securities of companies that devote a portion of their operations to, or derive a material portion of their revenues from, one of the following categories within the global water industry:

•	Water Treatment: Water treatment refers to the application of technologies and/or processes that alter the composition of water to achieve a beneficial objective in its uses. The most critical treatment objective pertains to the global need for healthy drinking water. Water treatment specifically refers to the process of converting source water to drinking water of sufficient quality to comply with applicable regulations, thereby ensuring the protection of human health, or to treat water in the optimization of an industrial process;
•	Water Testing: This category includes companies that provide services, manufacture instrumentation or develop techniques for the analysis, testing or monitoring of water and/or wastewater quality parameters;
•	Water Infrastructure/Distribution: This category includes companies that supply products that are used as a component in the water infrastructure as it relates to the distribution of water. These companies include, but are not limited to, water pipe manufacturers, pump, valve and flow control manufacturers, storage tanks and those companies that apply a specific technology or process to pipe rehabilitation, repair or replacement; and
•	Water Resource Management: This category includes companies that provide consulting, engineering and technical services in order to develop irrigation systems and other water resource management systems.

The Elkhorn Foundation

     The Elkhorn Foundation was formed by the management team at Elkhorn with the specific mission of helping and serving those less fortunate around the world. An example of the organizations that the Elkhorn Foundation is associated with is listed on its website at [www.site.com].

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the “Inception Date”) or upon the Trust’s termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option (the “Rollover”). For a more detailed description see “Rollover” in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

ESSENTIAL INFORMATION
Unit price at inception	$10.00

Inception date	_______, 2014
Termination date	_______, 2016

Distribution date	25th day of March, June,
September and December
(commencing on December 25,
2014, if any)

Record date	10th day of March, June,
September and December
(commencing on December 15,
2014, if any)

Evaluation time	As of the close of trading of the
New York Stock Exchange
(normally 4:00 p.m Eastern time.
However, on the first day units are
sold, the evaluation time will be as
of the close of trading on the New
York Stock Exchange or the time
the registration statement filed
with the Securities and Exchange
Commission becomes effective, if
later.)
CUSIP Numbers
Cash Distributions
Standard Accounts	________
Fee Account Cash	________
Reinvested Distributions
Standard Accounts	________
Fee Account Reinvest	________

Ticker	________

Minimum investment	$1,000/100 units

PORTFOLIO DIVERSIFICATION

Approximate
Sector	Portfolio Percentage

Water Infrastructure/Distribution	%
Water Testing
Water Treatment
Water Resource Management
100.00%

Market Capitalization	Approximate
Portfolio Percentage

Small-Cap	%
Mid-Cap
Large-Cap
100.00%

Country	Approximate
Portfolio Percentage

100.00%

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     Price Volatility. The Trust invests in domestic common stocks, ADRs and U.S.-listed foreign securities. The value of the Trust’s units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trust is not managed, the Trust will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     Small- and Mid-Cap Companies. The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Water Company Risks. The Trust invests significantly in water companies. As a result, the factors that impact the global water market, generally, and each of the water companies will likely have a more significant effect in the Trust than on a more broadly diversified securities portfolio. Companies involved in the potable water and wastewater business are subject to environmental considerations, taxes, government regulation, price and supply fluctuations, competition and conservation. The failure of water companies to address these factors and others involving the global water supply and demand could have an adverse affect on the companies and the portfolio performance.

     Industrial Company Risks. Certain of the water companies are also industrial companies. Industrial companies convert unfinished goods into finished durables used to manufacture other goods or provide services. General risks of industrials companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer demand and spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

     Dividends. There is no guarantee that the issuers of the securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Foreign Securities. The Trust invests in U.S.-listed foreign securities and ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

  Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

  Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

  Foreign markets may be less liquid and more volatile than U.S. markets;

  Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust’s foreign currency holdings; and

  Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging Markets. The Trust may include securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

	Percentage
	of Public	Amount Per
	Offering	$1,000
Investor Fees	Price(1)	Invested
Initial Sales Fee Paid on Purchase(1)	1.00%	$10.00
Deferred Sales Fee(2)	2.45	24.50
Creation and Development Fee(3)	0.50	5.00

Maximum Sales Load	3.95%	$39.50

Estimated Organization Costs(4)
(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)	$____

Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price	100 Units (5)
Trustee’s Fee	_____%	$_____
Sponsor’s Supervisory Fee	_____	_____
Evaluator’s Fee	_____	_____
Bookkeeping and Administrative Fee	_____	_____
Estimated Other Trust Operating Expenses (6)	_____	_____
Total	_____%	$_____

(1)	The initial sales fee provided is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D” fee) (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable total sales fee.
(2)	The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of __________ 2015 and __________ 2015 and $0.0816 in ________ 2015. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected upon redemption.
(3)	The C&D Fee compensates the Sponsor for creating and developing the Trust, the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period.
(4)	Estimated organization costs include the Evaluator’s fee paid to an affiliate of the Sponsor.
(5)	Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.
(6)	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but may include global custody charges.

EXAMPLE

     This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$_____
3 years	$_____
5 years	$_____
10 years	$_____

     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales fee of $0.295 per unit.

Trust PORTFOLIO

Elkhorn Unit Trust, Series 1
Elkhorn Foundation Pure Water Portfolio
As of the Trust Inception Date, _________, 2014
Percentage
Number			of Aggregate	Market	Cost of
of	Ticker		Offering	Value per	Securities to
Shares	Symbol	Issuer	Price	Share (1)	Trust (2)
Common Stocks - 100.00%
Water Infrastructure/Distribution - 00.00%

Water Resource Management - 00.00%

Water Testing - 00.00%

Water Treatment - 00.00%

Notes to Portfolio

(1)	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $________ and ($____), respectively.
(3)	This is a security issued by a foreign company that trades on a U.S. securities exchange.
(4)	[Others as needed]

PORTFOLIO SECURITIES DESCRIPTIONS

ELKHORN SECTOR NEUTRAL PORTFOLIO OF DWA ETFS

INVESTMENT OBJECTIVE

     The Sector Neutral Trust seeks to provide capital appreciation.

PRINCIPAL INVESTMENT STRATEGY

     The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds (“ETFs”) and weighting them equal to the sector weightings of the S&P 500 Index. The Trust seeks to capitalize on the tendency of stocks to go in and out of favor through the U.S. equity market cycles while still maintaining the same sector exposure as the S&P 500 Index as of __ business days before the date of deposit (the “Selection Date”).

Portfolio Selection Strategy

     The Trust selects Invesco PowerShares ETFs that utilize Dorsey, Wright and Associates, LLC’s (“DWA”) relative strength methodology to select stocks within each broad-based sector. The Sponsor then weights the selected ETFs to reflect the sector weightings of the S&P 500 Index on the Selection Date.

     DWA is an independent and privately owned registered investment advisory firm whose business includes professional management of equity portfolios and investment research services for broker-dealers and large institutions around the world.

Exchange-Traded Funds

     ETFs are investment pools that hold securities. ETFs provide an efficient and relatively simple way to invest in that they offer investors the opportunity to buy and sell an entire basket of securities with a single transaction throughout the trading day. ETFs are often built like an index fund, but trade like a stock on an exchange. ETFs generally offer advantages similar to those found in index funds such as low operating costs, performance designed to track an index, the potential for high tax efficiency and consistent investment strategies. Unlike conventional mutual funds, ETFs normally issue and redeem shares on a continuous basis at their net asset value in large specified blocks of shares, known as “creation units.” Market makers, large investors and institutions deal in creation units. The Trust will buy shares of the ETF on the exchanges and will incur brokerage costs.

FUTURE TRUSTS

     The Sponsor intends to create future trusts that follow the same general investment strategy. One such trust is expected to be available approximately six months after the inception date of the Trust (the “Inception Date”) or upon the Trust’s termination. If these future trusts are available, you may be able to invest your units in a future trust through the rollover option

(the “Rollover”). For a more detailed description see “Rollover” in this prospectus. Each trust is designed to be part of a longer-term investment strategy.

ESSENTIAL INFORMATION

Unit price at inception	$10.00

Inception date	__, 2014

Termination date	__, 2016

Distribution date	25th day of March, June,
September and December
(commencing on December 25,
2014, if any)

Record date	10th day of March, June,
September and December
(commencing on December 15,
2014, if any)

Evaluation time	As of the close of trading of the
New York Stock Exchange
(normally 4:00 p.m Eastern time.
However, on the first day units are
sold, the evaluation time will be as
of the close of trading on the New
York Stock Exchange or the time
the registration statement filed
with the Securities and Exchange
Commission becomes effective, if
later.)
CUSIP Numbers
Cash Distributions
Standard Accounts	_______
Fee Account Cash	_______
Reinvested Distributions
Standard Accounts	_______
Fee Account Reinvest	_______

Ticker	_______

Minimum investment	$1,000/100 units

PORTFOLIO DIVERSIFICATION

Approximate
Sector	Portfolio Percentage

%
100.00%

Market Capitalization	Approximate
Portfolio Percentage

Small-Cap	%
Mid-Cap
Large-Cap
100.00%

Country	Approximate
Portfolio Percentage

%
100.00%

PRINCIPAL RISKS

     As with all investments, you may lose some or all of your investment in the Trust. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as you expect. This can happen for reasons such as these:

     Price Volatility. The value of the Trust’s units will fluctuate with changes in the value of the underlying securities. Market value fluctuates for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur.

     Because the Trust is not managed, the Trust will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any trust will be positive over any period of time, or that you will not lose money. Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

     ETF Risk. The Trust invests in shares of ETFs. ETFs are investment pools that hold other securities. The ETFs in the Trust are usually passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. ETFs are subject to various risks, including management’s ability to meet the fund’s investment objective. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. The underlying ETF has management and operating expenses. Consequently, you will bear not only your share of the Trust’s expenses, but also the expenses of the underlying ETFs. As a result of the Trust’s investment in ETFs, you will incur greater expenses than if you invest directly in the ETFs.

     The ETFs are subject to annual fees and expenses, including a management fee. Unitholders of the Trust will bear these fees in addition to the fees and expenses of the Trust. See “Fees and Expenses” for additional information.

     The Trust is subject to an ETF’s index correlation risk. To the extent that an underlying ETF is an index tracking ETF, index correlation risk is the risk that the performance of an ETF will vary from the actual performance of the fund’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances.

     The financial condition of an ETF or an issuer of securities held by an ETF may worsen, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

     Foreign Securities. Certain ETFs held by the Trust invest in foreign securities. Investment in foreign securities presents additional risk. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

     Emerging Markets. Certain ETFs held by the Trust invest in securities issued by companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. Companies headquartered in emerging market countries may be exposed to greater volatility and market risk.

     Small- and Mid-Cap Companies. Certain ETFs held by the Trust invest in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

     Financial Condition of an Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Legislation and Litigation. From time to time, various legislative initiatives or regulatory standards are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

     The Portfolio is not Managed. The value of your investment may fall over time. The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.

FEE TABLE

     The amounts below are estimates of the direct and indirect expenses that you may incur based on a ten dollar ($10.00) unit price. Actual expenses may vary.

Percentage
	of Public	Amount Per
	Offering	$1,000
Investor Fees	Price(1)	Invested
Initial Sales Fee Paid on Purchase(1)	1.00%	$10.00
Deferred Sales Fee(2)	2.45	24.50
Creation and Development Fee(3)	0.50	5.00

Maximum Sales Load	3.95%	$39.50

Estimated Organization Costs(4)
(amount per 100 units paid by the Trust at the end of the
initial offering period or after six months, at the
discretion of the Sponsor)	$____

Approximate
Annual Fund	% of Public
Operating	Offering	Amount Per
Expenses	Price	100 Units (5)
Trustee’s Fee	_____%	$_____
Sponsor’s Supervisory Fee	_____	_____
Evaluator’s Fee	_____	_____
Bookkeeping and Administrative Fee	_____	_____
Estimated Other Trust Operating Expenses (6)	_____	_____
Estimated Acquired Fund Expenses (7)	_____	_____
Total	_____%	$_____

(1)	The initial sales fee provided is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D” fee) (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable total sales fee.
(2)	The deferred sales fee is fixed at $0.245 per unit and is deducted in monthly installments of $0.0817 per unit on the last business day of __________ 2015 and __________ 2015 and $0.0816 in ________ 2015. The percentage provided is based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected upon redemption.
(3)	The C&D Fee compensates the Sponsor for creating and developing the Trust, the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period.
(4)	Estimated organization costs include the Evaluator’s fee paid to an affiliate of the Sponsor.
(5)	Based on 100 units with a $10.00 per unit Public Offering Price as of the Inception Date.
(6)	The estimated Trust operating expenses are based upon an estimated Trust size of approximately $__ million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may, in some cases greatly exceed the amounts reflected. Other operating expenses do not include brokerage costs and other transactional fees, but may include global custody charges.
(7)	Although not an actual Trust operating expense, the Trust, and therefore the unitholders of the Trust, will indirectly bear similar operating expenses of the ETFs held by the Trust in the estimated amount provided above. Estimated ETF expenses are based upon the net asset value of the number of ETF shares held by the Trust per unit multiplied by the Annual Operating Expenses of the ETFs for the most recent fiscal year.
Unitholders will therefore indirectly pay higher expenses than if the underlying ETFs were held directly. Please note that the Sponsor or an affiliate may be engaged as a service provider to certain ETFs held by your Trust and therefore certain fees paid by your Trust to such ETFs will be paid to the Sponsor or an affiliate for its services of such ETFs.

EXAMPLE

     This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example the Sponsor assumes that you reinvest your investment in a new trust every other year at a reduced sales charge and that the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year	$_____
3 years	$_____
5 years	$_____
10 years	$_____

     This example assumes that you continue to follow the trust strategy and roll your investment, including all distributions, into a new series of the Trust every other year subject to a rollover sales fee of $0.295 per unit.

Trust PORTFOLIO

Elkhorn Unit Trust, Series 1
Elkhorn Sector Neutral Portfolio of DWA ETFs
As of the Trust Inception Date, ______, 2014
Percentage
Number			of Aggregate	Market	Cost of
of	Ticker		Offering	Value per	Securities to
Shares	Symbol	Issuer	Price	Share (1)	Trust (2)
Exchange-Traded Funds - 100.00%

Notes to Portfolio

(1)	The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the Trust’s Inception Date. The Trust’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.
(2)	The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $________ and ($____), respectively.
(3)	This is a security issued by a foreign company that trades on a U.S. securities exchange.
(4)	[Others as needed]

PORTFOLIO SECURITIES DESCRIPTIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Unitholders
Elkhorn Unit Trust, Series 1

     We have audited the accompanying statement of financial condition, including the Trust portfolios set forth on pages __, __ and __ of this prospectus, of Elkhorn Unit Trust, Series 1, as of ____________ __, 2014, the initial date of deposit. The statement of financial condition is the responsibility of the Trusts’ Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

     We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Trusts’ internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trusts’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, the Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________ __, 2014. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

     In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Elkhorn Unit Trust, Series 1 as of ____________ __, 2014, in conformity with accounting principles generally accepted in the United States of America.

[__________]

Chicago, Illinois
____________ __, 2014

Elkhorn Unit Trust, Series 1

Statement of Financial Condition as of _______, 2014

Investment in securities
	CAP-X	Pure Water	Sector Neutral
	Achievers	Trust	Trust
Trust
Contracts to purchase underlying	$ __________________	$__________________	$__________________
securities (1)(2)
Total	$ __________________	$__________________	$__________________

Liabilities and interest of investors
Liabilities
Organization costs (3)	$ __________________	$__________________	$__________________
Distribution fee (4)
Creation and development
fee (4)
Total	$ __________________	$__________________	$__________________

Interest of investors:
Cost to investors:	$ __________________	$__________________	$__________________
Less distribution fee, creation and	$ __________________	$__________________	$__________________
development fee and
organization costs (3) (4)
Net interest of investors	$ __________________	$__________________	$__________________
Total	$ __________________	$__________________	$__________________
Number of units
Net asset value per unit	$ __________________	$__________________	$__________________

(1)	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the evaluator.
(2)	Cash or an irrevocable letter of credit has been deposited with the Bank of New York Mellon (the “Trustee”) covering the funds (aggregating $_____, $_____ and $_____ for the CAP-X Achievers Trust, Pure Water Trust and Sector Neutral Trust, respectively) necessary for the purchase of securities in the Trusts represented by purchase contracts.
(3)	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trusts. These costs have been estimated at $___ per 100 units for the Trusts. A distribution will be made as of the earlier of the close of the initial offering period or six months following each Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the applicable Trust.
(4)	The total sales fee consists of a creation and development fee and a distribution fee. The maximum sales fee is $3.95 per 100 units. The distribution fee is equal to $2.45 per 100 units and the creation and development fee is equal to $0.50 per 100 units.

THE TRUSTS

HOW TO BUY UNITS

     You can buy units of a Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at [www.[site].com]. The public offering price equals the net asset value of each unit. The “net asset value per unit” is the value of the securities, cash and other assets in a Trust reduced by the liabilities of that Trust divided by the total units outstanding. The Sponsor often refers to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If the Sponsor receives your order prior to the close of regular trading on the New York Stock Exchange or authorized financial professionals receive your order prior to that time, then you will receive the price computed on the date of receipt. If the Sponsor receives your order after the close of regular trading on the New York Stock Exchange or if authorized financial professionals receive your order after that time, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to the Sponsor in a timely manner. Certain broker-dealers and clearing firms may charge a transaction or other fee for processing unit purchase orders. Units of a Trust are available for purchase through financial professionals, including the Sponsor, and are not available for purchase directly from the Trust.

     Value of the Securities. The Sponsor determines the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. The Sponsor generally determines the value of securities using the last sale price for securities traded on a national securities exchange. For this purpose, the trustee provides the Sponsor with closing prices from a reporting service approved by the Sponsor. In some cases the Sponsor will price a security based on its fair value after considering appropriate factors relevant to the value of the security. This will only be done if a security is not principally traded on a national securities exchange or if the market quotes are unavailable or inappropriate.

     The Sponsor determined the initial prices of the securities shown under “Portfolio” for your Trust in this prospectus as described above at the close of regular trading on the New York Stock Exchange on the business day before the date of this prospectus. On the first day the Sponsor sells units it will compute the unit price as of the close of regular trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

     Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount that will pay the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the portfolio consulting fee, if any, the initial fees and expenses of the Bank of New York Mellon (the “Trustee”) and the initial audit. Your Trust will sell securities to reimburse the Sponsor for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when your Trust pays these costs.

     Organization costs will only be included in the public offering price during the initial offering period.

     Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee has both an initial and a deferred component and is 2.45% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies. The transactional sales fee does not include the C&D Fee, which is described under “Fee Table” in this prospectus.

     Initial Sales Fee. Based on a $10 unit, the initial sales fee is equal to 1.00% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (3.95% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.295 per unit). The dollar amount and percentage amount of the initial sales fee will vary over time.

     Deferred Sales Fee. To keep your money working longer, we defer payment of the rest of the transactional sales fee through the deferred sales fee ($0.245 per unit). In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fee Table.”

     Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Since the deferred sales fee and the C&D Fee are a fixed dollar amount per unit, your Trust must charge the deferred sales fee and the C&D Fee per unit regardless of any discounts. However, when you purchase units of your Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the C&D Fee, the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the C&D Fee at the time you buy units by providing you with additional units.

     Large Purchases. You can reduce your maximum sales fee by increasing the size of your investment.

     Investors who make large purchases are entitled to the following sales charge schedule:

Purchase Amount	Sales Charge

Less than $50,000	3.95%
$50,000 - $99,999	3.70%
$100,000 - $249,999	3.45%
$250,000 - $499,999	3.10%
$500,000 - $999,999	2.95%
$1,000,000 or more	2.45%

     You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

  purchases by your spouse or children under the age of 21 living in the same household; and

  purchases by your trust estate or fiduciary accounts.

     The discounts described above apply only during the initial offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters.

     Advisory and Fee Accounts. Elkhorn eliminates the transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”).

     This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount; however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may have the distributions automatically reinvest into additional units of your Trust or receive cash distributions. We reserve the right to limit or deny purchases of units not subject to the transactional sales fee by investors whose frequent trading activity we determine to be detrimental to your Trust. We, as Sponsor, will receive and you will pay the C&D Fee. See “Expenses” in this prospectus.

     Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an up-front sales fee and a deferred sales fee. You may also buy units with this reduced sales fee if you are purchasing units in the primary market with (i) the termination proceeds from a non-Elkhorn unit trust with a similar investment strategy; or (ii) the redemption proceeds from a non-Elkhorn trust if such trust has a similar investment strategy and that trust is scheduled to terminate within 30 days of redemption. To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of your Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Taxes” in this prospectus. Rollover Purchases are also subject to the C&D Fee. See “Expenses” in this prospectus.

     Employees. We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children under the age of 21 living in the same household and parents) of Elkhorn and its affiliates, or by registered representatives of selling firms and their family members (spouses, children under the age of 21 living in the same household and parents). You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the C&D Fee. This discount applies during the initial offering period and in the secondary market. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

     Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See “How to Buy Units” in this prospectus for more information regarding buying units.

     How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction in your Trust is as follows:

Concession per Unit
(as a % of the Public
Purchase Amount	Offering Price)
Less than $49,999	2.25%
$50,000-$99,999	2.00
$100,000-$249,999	1.75
$250,000-$499,999	1.50
$500,000-$999,999	1.25
$1,000,000 or more	1.00
Fee Accounts	0.20

We apply these amounts as a percent of the unit price at the time of the transaction.

     Broker-dealers and other firms that sell units of your Trust are eligible to receive additional compensation for volume sales. Such payments will be in addition to the above regular concessions.

Sales During Quarterly Period	Concession per Unit
$5,000,000 but less than	0.050%
$10,000,000
$10,000,000 but less than	0.075%
$25,000,000
$25,000,000 but less than	0.100%
$50,000,000
$50,000,000 but less than	0.125%
$100,000,000
$100,000,000 or more	0.150%

     Because Elkhorn has been offering unit investment trusts for less than three months, the previous schedule will be modified as follows. For dealers in their first three months of unit trust business with Elkhorn, beginning with the month of, or the month after the initial sale of Elkhorn unit trust units in the primary market, each month Elkhorn will annualize the total business for the purpose of paying volume concessions.

     We apply these amounts as a percent of the unit price per transaction at the time of the transaction and will be retroactive to the prior sales once $250,000 in sales has been reached for the quarter. Broker-dealers and other firms that sell units of Elkhorn unit trusts may be eligible to receive additional compensation for volume sales. Such payments will be in addition to the regular concessions paid to dealer firms as set forth in the applicable Trust’s prospectus. Eligible unit trusts include all Elkhorn unit trusts sold in the primary market either on a transactional or fee-based account basis. Redemptions of units during the primary offering period will reduce the amount of units used to calculate the volume concessions.

     Elkhorn reserves the right to modify or terminate the volume concession program at any time. The Sponsor may also pay to certain dealers an administrative fee for information or service used in connection with the distribution of trust units. Such amounts will be in addition to any concessions received for the sale of units.

     In addition to the concessions described above, the Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to a Trust to their customers. This compensation is intended to result in additional sales of Elkhorn products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Elkhorn products by the intermediary or its agents, the placing of Elkhorn products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

     The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Elkhorn products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

     Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend an Elkhorn product, including your Trust, over products offered by other sponsors or fund companies. These arrangements will not change the price you pay for your units.

     We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part. We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost the amount set forth in each Trust’s “Trust Portfolio” on the initial deposit of securities into each Trust.

HOW TO SELL YOUR UNITS

     You can sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at www.[site].com or through your financial professional. We often refer to the sale price of units as the “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests. Until the end of the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

     Selling Units. The Sponsor may maintain a secondary market for units. Meaning that if you want to sell your units, the Sponsor may buy them at the current net asset value or “liquidation price,” depending whether or not your Trust is in its initial offering period. The Sponsor may then resell the units to other investors at the public offering price or redeem them for the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. The Sponsor may discontinue the secondary market at any time without notice. Even if the Sponsor does not make a market, you will be able to redeem your units with the Trustee on any business day for the current redemption price.

     Redeeming Units. You may also redeem your units directly with the Trustee on any day the New York Stock Exchange is open. After the close of the initial offering period, the sale and redemption price of units is equal to the net asset value per unit. During the initial offering period, the sale and redemption price of units is equal to the net asset value per unit less the total of any unpaid distribution fees and C&D Fees. During the initial offering period the sale and redemption price is sometimes referred to as the “liquidation price.” You will receive the redemption price for a particular day if the Trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the Trustee by the time designated by the Trustee, are priced based on the date of receipt. Redemption requests received by the Trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next redemption price computed after the Trustee receives your completed request.

     If you redeem your units, the Trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the Trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

     In-Kind Distribution. You can request an in-kind distribution of the securities underlying your units if you tender at least 2,500 units for redemption (or such other amount as required by your financial professional’s firm or clearing firm). This option is generally available only for securities traded and held in the United States. The Trustee will make any in-kind distribution of securities by distributing applicable securities in book entry form to the account of your financial professional at The Depository Trust Company. You will receive whole shares of the applicable securities and cash equal to any fractional shares. You may not request this option in the last 30 days of your Trust’s life. The Sponsor may discontinue this option upon 60 days notice.

     Rollover. The Trust strategy is a long-term investment strategy designed to be followed on an annual basis. You may achieve more consistent long-term investment results by following this strategy. As part of the strategy, the Sponsor currently intends to offer a subsequent series of the Trusts for a Rollover investment when the current Trusts terminate, however, it is possible that a future run of your Trust strategy may produce results which could make the offering of a subsequent series of such Trust impossible at Trust termination. You must therefore be aware that a future series of your Trust may not be available for a Rollover investment. When a Trust terminates you may have the option to participate in a Rollover and have your units reinvested into a subsequent Trust series through a Rollover as described in this section.

     If you elect to participate in the Rollover, your units will be invested in the subsequent series of your Trust on the Trust’s termination date. Upon termination, the value of your units will be invested in a new Trust series, if available, at the public offering price of the new Trust. The Trustee will attempt to sell securities to satisfy the redemption as quickly as practicable on the termination date. The Sponsor does not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the securities and could impact the length of the sale period. The liquidity of any security depends on the daily trading volume of the security and the amount available for redemption and reinvestment on any day.

     The Sponsor intends to make subsequent Trust series available for sale at various times during the year. Of course, the Sponsor cannot guarantee that a subsequent Trust or sufficient units will be available or that any subsequent Trust will offer the same investment strategy or objectives as the current Trust. The Sponsor cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Trust’s procedures. The Sponsor may, in its sole discretion, modify a Rollover or stop creating units of your Trust at any time regardless of whether all proceeds of unitholders have been reinvested in a Rollover. The Sponsor may decide not to offer the Rollover upon 60 days notice. Cash which has not been reinvested in a Rollover will be distributed to unitholders shortly after the termination date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the “wash sale” tax rules. Due to the reinvestment in a subsequent Trust, no cash will be distributed to pay any taxes. See “Taxes.”

DISTRIBUTIONS

       Distributions. You can elect to:

  reinvest distributions in additional units of your Trust at no fee; or

  receive distributions in cash.

     Your Trust generally pays distributions of its net investment income along with any excess capital on each distribution date to unitholders of record on the preceding record date. The record and distribution dates are shown under “Essential Information” for the Trust. In some cases, your Trust might pay a special distribution if it holds an excessive amount of cash pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or Trust expenses change.

     When a Trust receives dividends from a portfolio security, the Trust credits the dividends to the Trust’s accounts. Distributions will be made from such accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of the Trust. Undistributed money in the accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

     Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of the Trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Essential Information” section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

     Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

ADDITIONAL INVESTMENT RISKS

     All Investments Involve Risk. This section describes the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, equity markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

     Market Risk. Market risk is the risk that a particular security in a Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including: general securities markets movements, changes in the financial condition of an issuer or a sector, changes in perceptions about an issuer or a sector, interest rates and inflation, governmental policies and litigation, and purchases and sales of securities by the Trust.

     Even though the Evaluator carefully supervises your portfolio, you should remember that it does not, nor does the Sponsor, manage your portfolio. Your Trust will not sell a security solely because the market value falls as is possible in a managed fund.

     Price Volatility. The value of a Trust’s units will fluctuate with changes in the value of its underlying securities. Common stock prices fluctuate for several reasons including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, such as the current market volatility, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.

     Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, or that you won’t lose money. Units of your Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation (“FDIC”) or any other government agency.

     Foreign Securities. The Pure Water Trust and certain ETFs held by the Sector Neutral Trust may invest in U.S.-listed foreign securities and ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

  Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments;

  Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations;

  Foreign markets may be less liquid and more volatile than U.S. markets;

  Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust’s foreign currency holdings; and

  Future political and governmental restrictions, which might adversely affect the payment or receipt of income on the foreign securities.

     Emerging Markets Risk. The Pure Water Trust and certain ETFs held by the Sector Neutral Trust may invest in companies headquartered or incorporated in countries considered to be emerging markets. Emerging markets are generally defined as countries with low per capita income in the initial stages of their industrialization cycles. Risks of investing in developing or emerging countries include the possibility of investment and trading limitations, liquidity concerns, delays and disruptions in settlement transactions, political uncertainties and dependence on international trade and development assistance. In addition, emerging market countries may be subject to overburdened infrastructures, obsolete financial systems and environmental problems. For these reasons, investments in emerging markets are often considered speculative.

     Small-Capitalization and Mid-Capitalization Company Risk. The Pure Water Trust and certain ETFs held by the Sector Neutral Trust include securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

  Have limited product lines, markets or financial resources;

  Be new and developing companies, which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

  Have less publicly available information;

  Lack management depth or experience;

  Be less liquid;

  Be more vulnerable to adverse general market or economic developments; and

  Be dependent upon products that were recently brought to market or key personnel.

     Water Company Risks. The Pure Water Trust invests significantly in water companies. As a result, the factors that impact the global water market, generally, and each of the water companies will likely have a more significant effect in the Trust than on a more broadly diversified securities portfolio. Companies involved in the potable water and wastewater business are subject to environmental considerations, taxes, government regulation, price and supply fluctuations, competition and conservation. The failure of water companies to address these factors and others involving the global water supply and demand could have an adverse affect on the companies and the portfolio performance.

     Industrial Company Risks. Certain of the water companies are also industrial companies. Industrial companies convert unfinished goods into finished durables used to manufacture other goods or provide services. General risks of industrial companies include the general state of the economy, intense competition, consolidation, domestic and international politics, excess capacity and consumer demand and spending trends. In addition, they may also be significantly affected by overall capital spending levels, economic cycles, technical obsolescence, delays in modernization, labor relations, government regulations and e-commerce initiatives.

     Utilities Companies Risks. The Pure Water Trust may invest in the securities of utilities companies. General problems of utilities companies include the imposition of rate caps, increased competition due to deregulation, the difficulty in obtaining an adequate return on invested capital or in financing large construction projects, the limitations on operations and increased costs and delays attributable to environmental considerations and the capital market’s ability to absorb utility debt. In addition, taxes, government regulation, international politics, price and supply fluctuations, volatile interest rates and energy conservation may cause difficulties for utilities. All of water companies which fall within this category may experience certain of these problems in varying degrees.

     Exchange-traded Funds Risk. The Sector Neutral Trust invests in shares of ETFs, which are investment pools that hold other securities. The ETFs in the Trust are usually passively-managed index funds that seek to replicate the performance or composition of a recognized securities index. The ETFs held by the Trust are either open-end management investment companies or unit investment trusts registered under the Investment Company Act of 1940, as amended. Unlike mutual funds or unit investment trusts, ETFs generally do not sell or redeem their individual shares at net asset value. ETFs generally sell and redeem shares in large blocks, often referred to as “creation units,” however, the Sponsor does not intend to sell or redeem ETFs in this manner. Shares of ETFs are listed on securities exchanges for trading, which allows investors to purchase and sell individual ETF shares at current market prices throughout the day. The Trust will purchase and sell ETF shares on these securities exchanges. ETFs therefore possess characteristics of traditional open-end mutual funds and unit investment trusts, which issue redeemable shares, and of corporate common stocks or closed-end funds, which generally issue shares that trade at negotiated prices on securities exchanges and are not redeemable.

     ETFs are subject to various risks, including management’s ability to meet the funds investment objective. The Trust is also subject to the risks to which the underlying ETFs may be subject, as well as the ETFs’ management and operating expenses. You will bear not only your share of your Trust’s expenses, but also the expenses of the ETFs. By investing in the ETFs, the Trust incurs greater expenses than you would incur if you invested directly in the ETFs. Shares of ETFs may trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of the ETF shares may decrease. The amount of such discount form the net asset value is subject to change from time to time in response to various factors.

     Index Correlation Risk. Index correlation risk is the risk that the performance of an index-trading ETF will vary from the actual performance of the ETF’s target index, known as “tracking error.” This can happen due to fund expenses, transaction costs, market impact, corporate actions (such as mergers and spin-offs) and timing variances. Some ETFs use a technique called “representative sampling,” which means the ETF invests in a representative sample of securities in its target index rather than all of the index securities. The use of representative sampling could increase the risk of a tracking error.

     Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.

     Financial Condition of Issuer. The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the initial offering period.

     Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

DISTRIBUTION OF UNITS

     The Sponsor sells units to the public through broker-dealers, registered investment advisors, certified financial planners and other firms. There are no transactional or initial sales charges on your Trust but the Sponsor may pay part of the distribution fee to third party distribution and marketing firms when they introduce units to potential buyers or intermediaries. These units are designed to be used in investment accounts that charge a “wrap fee” or periodic fees for investment advisory, financial planning or asset management services in lieu of commissions.

     The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units. In addition, part of the distribution fee will be used to compensate third parties for providing services to the Sponsor and access to their trading platforms and advisor networks. The level of compensation third parties receive will be based on various criteria which may include sales volume.

     The Sponsor generally registers units for sale in various states in the U.S. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

     The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the “Notes to Portfolio” for the Trust.

TRUST ADMINISTRATION

     The Trust. The Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created your Trust under a Trust Agreement between Elkhorn Securities, LLC (as depositor), Elkhorn Investments, LLC (as evaluator and supervisor, the “Evaluator”) and The Bank of New York Mellon (as trustee). Each unit represents an undivided interest in the assets of the Trust. To create the Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of each Trust to the Sponsor. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10. The number of units and fractional interest of each unit in your Trust will increase or decrease to the extent of any adjustment.

     Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, the Sponsor designed the portfolio to remain relatively fixed. The Trust will generally buy and sell securities to pay expenses, to issue additional units or to redeem units, in limited circumstances to protect the Trust, to make required distributions or to avoid imposition of taxes on the Trust. The proceeds from the sale of any securities will not be used to purchase any additional securities.

     When your Trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If a public tender offer has been made for a security or a merger, acquisition or similar transaction has been announced affecting a security, the Trustee may either sell the security or accept a tender offer if the supervisor determines that the action is in the best interest of unitholders. The Trustee will distribute any cash proceeds to unitholders. If your Trust receives securities or other property, it will either hold the securities or property in the portfolio or sell the securities or property and distribute the proceeds. If any contract for the purchase of securities fails, the Sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the Trust agreement, as described below.

     Replacement Securities. In the event that any contract to purchase a security is not consummated in accordance with its terms (a “Failed Contract Security”), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the “Replacement Security”) which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

  The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

  The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

  The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security; and

  The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

     In the event of a Failed Contract Security, where Replacement Securities cannot be purchased, the cash will be returned to the unitholders and generally treated as a return on principal for tax purposes.

     Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

     The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

     When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time the Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with the Trust or the Trustee.

     Amending the Trust Agreement. The Sponsor, the Evaluator and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in a Trust without your consent. Investors owning two-thirds of the units in a Trust may vote to change this agreement.

     Termination of the Trust. The Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

     The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

     The Sponsor. The Sponsor of the Trusts is Elkhorn Securities, LLC. Elkhorn is registered under the Securities Exchange Act of 1934, as amended, as a broker-dealer. Elkhorn is organized as a limited liability company under the laws of the State of Delaware. Elkhorn is a member of the Financial Industry Regulatory Authority, Inc. The principal office of Elkhorn is 207 Reber Street, Suite 201, Wheaton, Illinois 60187. As of June 30, 2014 the net capital of the Sponsor was $_________. If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate the Trusts without a Sponsor, or terminate the Trust.

     The Sponsor and the Trusts have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

     The Evaluator. The evaluator and supervisor of the Trusts is Elkhorn Investments, LLC, a Delaware limited liability company. The Evaluator is registered under the Investment Advisers Act of 1940, as amended. The Evaluator is an affiliate of the Sponsor through common ownership and certain representatives of the Evaluator serve as registered representatives of the Sponsor and will participate in the sale of Trust units. For its services as Evaluator, it is paid 0.00% of the average net asset of the Trusts’ portfolio. While the Evaluator is responsible for evaluating and supervising the Trust’s portfolio, none of the Sponsor, the Trustee nor the Evaluator manages the Trust.

     The Trustee. The Bank of New York Mellon is the Trustee of the Trusts with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment Trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

TAXES

     This section summarizes some of the main U.S. federal income tax consequences of owning units of a Trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

     This federal income tax summary is based in part on the advice and opinion of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

     As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

     Assets of the Trust. Each Trust is expected to hold one or more of the following: (i) shares of stock in corporations (the “Stocks”) that are treated as equity for federal income tax purposes; and (ii) shares (the “RIC Shares”) in funds qualifying as regulated investment companies (“RICs”) that are treated as interests in regulated investment companies for federal income tax purposes. It is possible that your Trust will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. All of the assets held by your Trust constitute the “Trust Assets.” Neither our counsel, nor we, have analyzed the proper federal income tax treatment of your Trust Assets and thus neither our counsel, nor we, have reached a conclusion regarding the federal income tax treatment of the Trust Assets.

     Trust Status. If your Trust is at all times operated in accordance with the documents establishing the Trust and certain requirements of federal income tax law are met, the Trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of each of the Trust Assets, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each Trust Asset when such income would be considered to be received by you if you directly owned the Trust Assets. This is true even if you elect to have your distributions reinvested into additional units. In addition, the income from Trust Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Trust expenses. Under the “Healthcare and Education Reconciliation Act of 2010,” income from a Trust may also be subject to a new 3.8% “Medicare tax” imposed for taxable years beginning after 2012. This tax will generally apply to your net investment income if your adjusted gross income exceeds certain threshold amounts; $250,000 in the case of married couples filing joint tax returns and $200,000 for single individuals.

     Your Tax Basis and Income or Loss Upon Disposition. If your Trust disposes of Trust Assets, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Trust Assets from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Trust Asset by apportioning the cost of your units, including sales charges, among the Trust Assets ratably according to their values on the date you acquire your units. In certain circumstances, however, you may have to adjust your tax basis after you acquire your units (for example, in the case of certain dividends that exceed a corporation’s accumulated earnings and profits). If you are an individual, the maximum marginal federal tax rate for net capital gains is generally 20% for taxpayers in the 39.6% tax bracket, 15% for taxpayers in the 25%, 28%, 33% and 35% tax brackets and 0% for taxpayers in the 10% and 15% tax brackets. Capital gains may also be subject to the Medicare tax described above.

     Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations.

     Dividends from Stocks. Certain dividends received with respect to the stocks may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied.

     Dividends from RIC Shares. Some dividends on the RIC Shares may be reported by the RIC as “capital gain dividends,” generally taxable to you as long-term capital gains. Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if your Trust holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December will be deemed to have been paid to you on December 31 of the year they are declared, even when paid by the RIC during the following January.

     Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by a Trust, because the dividends received deduction is generally not available for dividends from most foreign corporations or from RICs. However, certain dividends on the RIC Shares that are attributable to dividends received by the RIC from certain domestic corporations may be reported by the RIC as being eligible for the dividends received deduction.

     In-Kind Distributions. Under certain circumstances as described in this prospectus, you may request an In-Kind Distribution of Trust Assets when you redeem your units at any time prior to 30 business days before the Trust’s termination. However, this ability to request an in-kind distribution will terminate at any time that the number of outstanding units has been reduced to 10% or less of the highest number of units issued by the Trust. By electing to receive an In-Kind Distribution, you will receive Trust Assets plus, possibly, cash. You will not recognize gain or loss if you only receive whole Trust Assets in exchange for the identical amount of your pro rata portion of the same Trust Assets held by your Trust. However, if you also receive cash in exchange for a Trust Asset or a fractional portion of a Trust Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Trust Asset or fractional portion.

     Exchanges. If you elect to have your proceeds from your Trust rolled over into a future series of the Trust, it is considered a sale for federal income tax purposes and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of your units of your Trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

     Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of the Trust’s income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by your Trust to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

     Foreign Investors, Taxes and Investments. Distributions by your Trust that are treated as U.S. source income (e.g., dividends received on Stocks of domestic corporations) will generally be subject to U.S. income taxation and withholding in the case of units held by nonresident alien individuals, foreign corporations or other non-U.S. persons, subject to any applicable treaty. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or Trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some of the income from your Trust or on any gain from the sale or redemption of your units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. Distributions after June 30, 2014 may be subject to a U.S. withholding tax of 30% in the case of distributions to (i) certain non-U.S. financial institutions that have not entered into an agreement with the U.S. Treasury to collect and disclose certain information and are not resident in a jurisdiction that has entered into such an agreement with the U.S. Treasury; and (ii) certain other non-U.S. entities that do not provide certain certifications and information about the entity’s U.S. owners. Dispositions of units by such persons may be subject to such withholding after December 31, 2016. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

     Some distributions by a Trust may be subject to foreign withholding taxes. Any income withheld will still be treated as income to you. Under the grantor trust rules, you are considered to have paid directly your share of any foreign taxes that are paid. Therefore, for U.S. tax purposes, you may be entitled to a foreign tax credit or deduction for those foreign taxes.

     Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

     If any U.S. investor is treated as owning directly or indirectly 10% or more of the combined voting power of the stock of a foreign corporation, and all U.S. shareholders of that corporation collectively own more than 50% of the vote or value of the stock of that corporation, the foreign corporation may be treated as a controlled foreign corporation (a “CFC”). If you own 10% or more of a CFC (through a Trust and in combination with your other investments), or possibly if your Trust owns 10% or more of a CFC, you will be required to include certain types of the CFC’s income in your taxable income for federal income tax purposes whether or not such income is distributed to a Trust or to you.

     A foreign corporation will generally be treated as a passive foreign investment company (a “PFIC”) if 75% or more of its income is passive income or if 50% or more of its assets are held to produce passive income. If your Trust purchases shares in a PFIC, you may be subject to U.S. federal income tax on a portion of certain distributions or on gains from the disposition of such shares at rates that were applicable in prior years and any gain may be recharacterized as ordinary income that is not eligible for the lower net capital gains tax rate. Additional charges in the nature of interest may also be imposed on you. Certain elections may be available with respect to PFICs that would limit these consequences. However, these elections would require you to include certain income of the PFIC in your taxable income even if not distributed to your Trust or to you, or require you to annually recognize as ordinary income any increase in the value of the shares of the PFIC, thus requiring you to recognize income for federal income tax purposes in excess of your actual distributions from PFICs and proceeds from dispositions of PFIC stock during a particular year. Dividends paid by PFICs are not eligible to be taxed at the net capital gains tax rate.

     New York Tax Status. Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as a corporation subject to the New York state franchise or the New York City general corporation tax. You should consult your tax advisor regarding potential foreign, state or local taxation with respect to your units.

EXPENSES

     The Trust will pay various expenses to conduct its operations. The “Fee Table” shows the estimated amount of these expenses.

     The Sponsor will receive a fee from the Trusts for creating and developing each Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $0.00 per unit. The Trustee will deduct this amount from the Trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

     The Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for a Trust in non-interest bearing accounts. The Trust will reimburse the Evaluator as supervisor, evaluator for providing portfolio supervisory services, for evaluating your portfolio and for providing certain bookkeeping and administrative services. The Evaluator’s reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

     The CAP-X Achievers Trust will also pay licensing fees to The NASDAQ OMX Group, Inc. (“NASDAQ”) for its use of trademarks, trade names or other intellectual property owned by NASDAQ. The licensing fee received by NASDAQ is equal to ____% of the average net assets of the Trust.

     The Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect the Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. The Trust may pay the costs of updating its registration statement each year. The Trustee will generally pay Trust expenses from distributions received on the securities but in some cases may sell securities to pay Trust expenses.

EXPERTS

     Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois 60603, acts as counsel for the Trusts and has passed on the legality of the units.

     Independent Registered Public Accounting Firm. The statements of financial condition, including your Trust portfolio, appearing herein, have been audited by [__________], an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance on such report given on the authority of such firm as experts in accounting and auditing.

THE NASDAQ OMX GROUP, INC.

     The CAP-X Achievers Trust is not sponsored, endorsed, sold or promoted by NASDAQ (including its affiliates) (NASDAQ, with its affiliates, is referred to as the “Corporations”).The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the CAP-X Achievers Trust. The Corporations make no representation or warranty, express or implied, to the owners of Units of the CAP-X Achievers Trust or any member of the public regarding the advisability of investing in securities generally or in the CAP-X Achievers Trust particularly, or the ability of the [NASDAQ CAP-X Index] to track general stock market performance.

     The Corporations’ only relationship to the Sponsor (“Licensee”) is in the licensing of the Nasdaq 100®, Nasdaq-100 Index® and Nasdaq® trademarks or service marks, and certain trade names of the Corporations and the use of the [NASDAQ CAP-X Index] which is determined, composed and calculated by Nasdaq without regard to Licensee or the CAP-X Achievers Trust. Nasdaq has no obligation to take the needs of the Licensee or the owners of Units of the CAP-X Achievers Trust into consideration in determining, composing or calculating the [NASDAQ CAP-X Index]. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at or quantities of the CAP-X Achievers Trust to be issued or in the determination or calculation of the equation by which the CAP-X Achievers Trust is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the CAP-X Achievers Trust.

     THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE [NASDAQ CAP-X INDEX] OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE LICENSEE, OWNERS OF THE TARGET VIP PORTFOLIO OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE [NASDAQ CAP-X INDEX] OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY

DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE [NASDAQ CAP-X INDEX] OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

Elkhorn Unit Trust, Series 1

     Elkhorn CAP-X Achievers Portfolio

Elkhorn Foundation Pure Water Portfolio

Elkhorn Sector Neutral Portfolio of DWA ETFs

[Elkhorn Logo]

_____________________________________________________________________________

PROSPECTUS

_________ __, 2014

CONTENTS
Overview	1
Elkhorn CAP-X Achievers Portfolio	1
Investment Objective	1
Principal Investment Strategy	1
Future Trusts	2
Essential Information	2
Portfolio Diversification	3
Principal Risks	3
Fee Table	5
Portfolio	7
Portfolio Securities Descriptions	9
Elkhorn Foundation Pure Water
Portfolio	10
Investment Objective	10
Principal Investment Strategy	10
Future Trusts	11
Essential Information	11
Portfolio Diversification	12
Principal Risks	13
Fee Table	15
Trust Portfolio	18
Portfolio	18
Portfolio Securities Descriptions	20
Elkhorn Sector Neutral Portfolio of
DWA ETFs	21
Investment Objective	21
Principal Investment Strategy	21

Future Trusts	21
Essential Information	22
Portfolio Diversification	23
Principal Risks	23
Fee Table	25
Portfolio	27
Portfolio Securities Descriptions	29
Report of Independent Registered Public
Accounting Firm	30
Statement of Financial Condition	31
The Trust	32
How to Buy Units	32
How to Sell Your Units	37
Distributions	39
Additional Investment Risks	40
Distribution of Units	44
Trust Administration	44
Taxes	47
Expenses	51
Experts	52
THE NASDAQ OMX GROUP, INC	52

Visit us on the Internet
http://elkhorn.com

By e-mail
[info@elkhorn.com]

Call Elkhorn Securities, LLC
(630) 355-4676

Call The Bank of New York Mellon
(800) 701-8178 (investors)/
(800) 647-3383 (brokers)

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including Information Supplement (a duplication fee may be required):

E-mail: Write:	publicinfo@sec.gov Public Reference Section Washington, D.C. 20549
Visit:	http://www.sec.gov (EDGAR Database)
Call:	1-202-551-8090 (only for information on the operation of the Public Reference Section)

Elkhorn Unit Trust, Series 1
Securities Act file number: 333-_____
Investment Company Act file number: 812-14261

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A. Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

 B. This Registration Statement comprises the following papers and documents.

The facing sheet

The prospectus

The signatures

Consents of Independent Registered Public Accounting Firm and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Elkhorn Unit Trust, Series 1 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Wheaton, and State of Illinois, on the 15th day of August, 2014.

Elkhorn Unit Trust, Series 1, Registrant

By:	Elkhorn Securities, LLC, Depositor

By:  /s/ Benjamin T. Fulton

Benjamin T. Fulton

Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title		Date
/s/ Benjamin T. Fulton Benjamin T. Fulton	Chief Executive Officer and the Chief Compliance Officer of Elkhorn Securities, LLC	) ) ) )	August 15, 2014
/s/ Philip L. Ziesemer Philip L. Ziesemer	Chief Financial Officer of Elkhorn Securities, LLC	) ) ) )	August 15, 2014

Consent of Independent Registered Public Accounting Firm

The consent of ______________ to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.1 to the Registration Statement.

Consent of _________________

The consent of ______________ to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion to be filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).
1.1.1	Standard Terms and Conditions of Trust (to be supplied by amendment).
2.1	Code of Ethics (to be supplied by amendment).

3.1	Opinion of counsel as to legality of the securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).
4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re: Elkhorn Unit Trust, Series 1

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund, will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A was filed in respect of Elkhorn Unit Trust (and subsequent series) (File No. 811-22925). Form N-8B-2 will be filed shortly in respect of Elkhorn Unit Trust (and subsequent series).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust will be filed by amendment.

Chapman and Cutler LLP

Chicago, Illinois

August 15, 2014